TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

EL NIñO ANNOUNCES APPOINTMENT OF NEW DIRECTORS AND CHIEF EXECUTIVE OFFICER

October 12, 2007, Vancouver, BC – The Board of Directors is pleased to announce the appointment of Jean Luc Roy as Chief Executive Officer and Director.  Morris Medd and John Royall have been appointed Directors and Michael Philpot, a current Director, will act as the Lead Director.

El Niño also announces that Harry Barr has resigned as Chairman, CEO and Director of the Company and Bernard Barlin has resigned as a Director of the Company.  Mr. Barr and Mr. Barlin have proven of great value to the Company in its formative years and the Board wishes to thank them for their contributions.

Mr. Roy has over 20 years experience in the Mining Industry.  The majority of Mr. Roy’s experience has been in Africa principally with International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals Ltd.   As Managing Director of First Quantum Minerals Ltd.  Mr. Roy played an integral role in First Quantum’s success in the Democratic Republic of Congo (DRC).

Mr. Philpot BSc, MBA, has been a director and/or executive officer of several public companies for over 25 years.  He currently holds an executive position and directorship with CORO Mining Corp.  Mr. Philpot has worked in the mining industry since 1979 and has held various executive positions with several mining companies including First Quantum Minerals Ltd.

Mr. Medd is an independent businessman.  He retired as President of the Redpath Group of Companies (1999-2004), world leaders in underground mine development.  He has served on the board of the Ontario Mining Association and has over 40 years in mineral exploration world wide.

Mr. Royall BSc (Hons) P.Eng. has over 40 years experience in mineral exploration in Canada, USA, Ireland, Chile, and Mexico including positions as Manager of Canadian Exploration for Union Carbide Exploration Corporation, and Director of Exploration, Precious Metals, Union Carbide Exploration Corporation (1977-1983) and General Manager Exploration and Development, Westfield Minerals Limited (1983-1990).  Since 1990 Mr. Royall has worked as a mineral exploration consultant.

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit : www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.